

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

Nicholas S. Schorsch
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, NY 10022

Re: American Realty Capital New York Recovery REIT, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to Form S-11
Filed April 27, 2011
File No. 333-163069

Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 28, 2011
File No. 333-163069

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-11

Prospectus Supplement No. 5 dated April 26, 2011

General

1.   Please provide disclosure about the relationship between the offering price and your net tangible book value per share as of December 31, 2010. Refer to Item 506 of Regulation S-K. Please provide similar disclosure in your future Exchange Act periodic filings.

2.   Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception in the

supplement.

Real Estate Investment Summary, page S-3

3.   Please disclose capitalization rates for your recent acquisitions. Please disclose how you calculate the capitalization rate, including how you calculate net operating income for these purposes. Please provide similar disclosure in your future Exchange Act periodic reports.

4.   We note your disclosure of annualized rental income on page S-3. Please tell us whether you accounted for tenant concessions, such as free rent, with respect to annualized rental income. To the extent you did not account for such tenant concessions, please revise your disclosure to provide disclosure of effective rent which has been reduced by such tenant concessions. Please also provide disclosure of average effective annualized base rent per square foot for your properties. Please provide similar disclosure in your future Exchange Act periodic reports.

Status of Distributions, page S-8

5.   We note your disclosure that as of March 31, 2011, cash used to pay distributions was primarily generated from property operating results, a contribution from your advisor and the sale of shares of common stock and Series A convertible preferred stock. Your disclosure on page 44 of your Form 10-K, however, indicates that all of your distributions paid in 2010 were sourced from offering proceeds and that none were sourced from cash flow from operations. Please revise your disclosure in the supplement accordingly and revise to include the distribution table provided in your Form 10-K on page 44.

Prospectus dated September 2, 2010

Funds from Operations, page 125

6.   Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe that MFFO is a useful measure for potential investors to evaluate historical performance during the offering and acquisition stage, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current operating performance in the future, after the offering and acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors. Please note that this comment also applies to disclosure regarding MFFO in your future Exchange Act periodic reports.

Form 10-K

Distributions, page 43

7.   Please tell us how you intend to revise your discussion of MFFO in your future Exchange Act periodic reports in response to our comment above.

8.   MFFO is not indicative of cash flow available to fund cash needs and is not an indication of your liquidity. Please tell us why you have included a discussion of MFFO in your distributions section.

9.   We note that you have excluded acquisition costs in arriving at MFFO, which may have reduced the value of the shares offered. Please tell us why it is appropriate to present cumulative MFFO in relation to your cumulative distributions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Attorney-Advisor, at (202) 551-3758 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

cc: Peter M. Fass, Esq.
        James P. Gerkis, Esq.
        Proskauer Rose LLP
        Via *facsimile*: (212) 969-2900